

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2025

Matias Goldenhörn
Chief Executive Officer and Director
Athena Bitcoin Global
1 SE 3rd Avenue Suite 2740
Miami, Florida 33131

> **Re: Athena Bitcoin Global**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed February 11, 2025**
> **File No. 333-262629**

Dear Matias Goldenhörn:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 14, 2024 letter.

Amendment No. 6 to Registration Statement on Form S-1
Prospectus Summary
Company Summary, page 12

1. We note your disclosure at page 13 and throughout the prospectus regarding the modifications to El Salvador's Bitcoin Law as of January 29, 2025 and that the Government of El Salvador is "stepping back from its involvement in Chivo Wallet." We also note your statement on page 33 that you "do not foresee a negative impact" from this legislative change. Please revise to explain in greater detail your reasons for this assessment. Also, please expand your disclosure to clarify the government's plans with respect to the Chivo Wallet.

Business Strategies, page 14

2.	In the last paragraph on page 15, you disclose that "[t]he Company has developed and has started rolling out the Athena Bitcoin Affiliates Program which provides Bitcoin ATM operators with a turnkey solution, offering industry-leading software, compliance support, cash management, and marketing services to streamline operations and maximize profitability." Please revise to describe this affiliate program in greater detail, including the material terms thereof and any future milestones.

Risk Factors
Our founders, single major shareholder, and director control..., page 52

3.	We note your disclosure that your founders, together with a single major shareholder, beneficially own approximately 70.35% of your outstanding shares of common stock and may continue to control the company for the foreseeable future, including the outcome of matters requiring shareholder approval. Please revise to include comparable disclosure in the prospectus summary.

Management's Discussion and Analysis of Financial Condition and Results of Operations
White-label Service, page 62

4.	We note your disclosure on page 62 that you operate ATMs on behalf of the Government of El Salvador. We also note your disclosure on page 35 that the Government of El Salvador, through Chivo, operates the Chivo digital wallet. To the extent information is reasonably available, please revise to clarify:
    *	who holds the private keys relating to the crypto assets that are sold to end users from the Chivo ATMs (i.e., the end users' Chivo wallets); and
    *	how the private keys relating to such crypto assets are held (i.e., hot or cold storage).

The Business
Athena Bitcoin ATM, page 92

5.	We note your response to prior comment 9 that you have revised your disclosure to indicate, among others, that your hot wallets are maintained by BitGo Trust Company, Inc., a third-party custodial service. However, we are unable to locate responsive disclosure and reissue the comment. Additionally, your disclosure on page 93 that your "hot wallets are maintained by the staff of the Company" and "[t]he Company does not utilize any third-party custodial services for the hot wallets" appears inconsistent with your response. Please clarify throughout the prospectus, as appropriate, whether you self-custody your or your customer's crypto assets and/or utilize a third-party custodian in this regard. Also, please disclose the material terms of any agreement you have with a third-party custodian and file the same as an exhibit to your registration statement, if required by Item 601 of Regulation S-K.

6.	As a related matter, in the last risk factor on page 29, you disclose that, "To the extent that any of the private keys relating to our wallets containing bitcoin held for our own account or our users' private keys relating to their un-hosted wallets is lost...we or our users will be unable to access the bitcoin held in the related wallet....The risk of this exposure is mitigated through a third-party vendor (BitGo Trust Company, Inc.) who manages the private keys." As applicable, please expand your disclosure to clarify the extent to which your third-party custodian manages the private keys to your wallets containing crypto assets held for your own account, and your users' private keys relating to their un-hosted wallets, respectively, as your disclosure appears to indicate. Alternatively, please advise or revise to clarify otherwise.

7.   We note your disclosure on page 94 that you terminated your agreement with Genesis Coin on September 12, 2024 as part of a confidential settlement agreement and release, and that "certain monetary and technological considerations were afforded between the parties." However, on page 95, you state that you continue to honor bilaterally the terms of the contract in your ongoing business relationship. Please provide clarification on whether you continue to have a working relationship with Genesis Coin and the nature of this relationship. If you do not, please disclose the impact of the termination of your agreement with Genesis Coin. In this regard, we note your now removed risk factor disclosure from page 51 that you "rely on and are dependent on Genesis Coin... in connection with many aspects of [y]our business operations" noting that they manufacture the majority of your Bitcoin ATMs, are responsible for the development of related software systems that provide advanced security protections, and that your main income is generated by the ATMs that you purchase from Genesis Coin.

Athena Plus, page 96

8.   We note your disclosure on page 97 that you "do not transact in any crypto assets except bitcoin, Ethereum, Tether, Litecoin, and BCH." Please revise to reconcile this statement with your disclosures elsewhere throughout the filing that since July 19, 2023, you do not transact in any crypto assets except bitcoin (e.g., at pages 12 and 41).

Federal Regulation, page 102

9.   We note your response to prior comment 12 and re-issue in part, as the proposed disclosure provided in the response letter is not reflected in the prospectus. Please remove the suggestion that FinCEN has primary authority over dealers in crypto assets and state that you are subject to regulation by FinCEN. Also, please remove your statement that "[t]he CFTC has authority over intermediaries transacting in crypto assets, to the extent those crypto assets are considered commodities and not securities," as this statement is inaccurate.

Legal Proceedings, page 105

10.   It appears that the dollar damages you cite in this section are denominated in thousands. Please revise to clarify if this is true. In addition, please expand your disclosure regarding the complaint filed by Digital Access on June 21, 2024 to include a description of the factual basis alleged to underlie the proceedings and the relief sought. Refer to Item 103(a) of Regulation S-K.

Note 6. Property and Equipment, page F-23

11.   We note your disclosure on page F-24 that during the second quarter of 2024, you entered into a Development Services Agreement for a software platform to use in

      connection with the operation of Bitcoin ATMs. In an appropriate section of the prospectus, please disclose the material terms of this agreement, or advise us why such disclosure is not material.

      Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or David Lin at 202-551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Iwona J. Alami, Esq.